[Motient Letterhead]



                                   May 4, 2005


United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0406

Attention:  Larry Spirgel, Assistant Director

Re:  Motient Corporation

     Form 10-K for the fiscal year ended December 31, 2003, filed July 2, 2004 File No. 0-23044

Dear Mr. Spirgel:

On behalf of Motient Corporation, please accept our responses to the comments of the Staff, given in the letter dated April 20, 2005. The bold, italicized, numbered paragraphs and headings below are taken from your comment letter, and our response to each such comment follows in plain text.

    Form 10-K for the fiscal year ended December 31, 2003, filed July 2, 2004
    -------------------------------------------------------------------------


Notes to Consolidated Financial Statements, page F-6
----------------------------------------------------

Note 1. Organization, page F-6
------------------------------

1. We note that in November 2004 you invested in 5.4 million Mobile Satellite Ventures LP (MSV) limited partnership units as well as a corresponding number of shares of MSV's general partner. Please clearly explain to us the legal structure of MSV. In regard we note that at inception MSV was LLC and then it was converted to a limited partnership. Tell us who the limited and general partners are, their economic interests at each balance sheet period presented and corresponding rights and obligations including, but not limited to, whether the limited partners can remove the general partner. Tell us how your investments in MSV's general partner affects your interest in MSV and provide us with any other relevant facts supporting the partners influence in the operating activities of MSV.

Larry Spirgel                                                        May 4, 2005
                                                                          Page 2


Mobile Satellite Ventures LP ("MSV LP") is a limited partnership organized under the laws of the state of Delaware. Mobile Satellite Ventures GP Inc. ("MSV GP") is the sole general partner of MSV LP. MSV GP has no material assets or liabilities, other than its right to act as the general partner of MSV LP. MSV GP does not have any equity interest in MSV LP. The ownership structures of MSV LP and MSV GP are materially identical (i.e.; Motient owns 49% of MSV LP and 49% of MSV GP). MSV was converted from an LLC into an LP on November 26, 2001, in connection with the sale of MSV LP and MSV GP to third parties. The limited and general partners are shown on the capitalization table attached hereto as appendix A.

No limited partner has the right to remove the general partner. Moreover, the ownership of the general partner must, pursuant to the stockholder's agreement governing the general partner, mirror the ownership of the limited partnership, except for (i) limited partnership units issued to a single limited partner (Dean & Company, which owns about 6,000 of the approximately 35 million outstanding MSV LP units) and (ii) limited partnership units issued to employees upon exercise of their employee options. Given these conditions, and given that no party has ever made an independent investment into the general partner, Motient's interest in MSV GP has no independent effect on Motient's investment in MSV as a whole.

The rights and obligations of the MSV investors are governed primarily by (1) the MSV LP limited partnership agreement, (2) the MSV GP stockholder's agreement, and (3) the MSV GP voting agreement. All of these agreements have been previously filed as exhibits to reports and registration statements filed with the Commission.

Pursuant to these agreements, the investors have typical private company protections, such as tag-along rights, preemptive rights, drag-along rights and rights of first offer. In addition, the various investors have rights to nominate directors to the board of directors of MSV GP (which, as the general partner of MSV LP, controls the management of MSV LP). Motient may designate up to 5 of the 13 MSV GP directors. (Prior to the February 9, 2005, acquisition of the MSV interests held by Telcom, Spectrum and Columbia, Motient had the right to only designate 3 of the 13 MSV directors). SkyTerra Communications Inc., through their investment entity MSV Investors LLC, may designate up to 3 directors, TMI Communications and Company, through their investment subsidiary, may designate up to 3 directors, and the other two directors are Alex Good, the CEO of MSV and Gary Parsons, the chairman of MSV. The right of a stockholder to designate a director may not be transferred except in connection with the sale of MSV GP shares, which can only be sold in conjunction with MSV LP units. Accordingly, Motient has no ability to direct the management of MSV GP, nor has it ever had such ability in the past.

Also, please note that, pursuant to the voting agreement, referenced above, and filed as an exhibit to our registration statement on Form S-1, filed on February 14, 2004, Motient is contractually prohibited from owning more than 49% of the units/shares of MSV LP or MSV GP without the consent of a supermajority of the other MSV investors. In addition, certain strategic transactions (a sale of the assets of MSV, certain mergers, etc.) may not be approved without the consent of such a supermajority. With the exception of the voting agreement, which was

Larry Spirgel                                                        May 4, 2005
                                                                          Page 3


entered into in November 2004 (when Motient's interest in MSV was increased from 29.5% to 38.6%), all of these corporate governance agreements have been in place since the inception of MSV LP in November 2001.

No member of MSV LP management is also a member of management of any investor. There are no employees of MSV GP. Given the ownership restrictions discussed above, which prevent Motient from exercising control over the actions of MSV except as it is entitled to as a minority shareholder, and given Motient's lack of involvement with any day-to-day activities of MSV (as Motient has no management representative at MSV), Motient does not exercise direct or indirect control over MSV LP or MSV GP.

2. In order to help us better understand your relationship with Mobile Satellite Ventures LP and subsidiaries, please provide us with a chronological history of your investment in tabular format, including the following pertinent information at each milestone event:


     o    your equity interest in MSV;
     o    the number of limited partnership units you owned in MSV;
     o    the number of shares you owned in MSV's general partner; and
     o the accounting literature you relied upon to account for your investment in MSV using the equity method.

     In your response, please provide any additional, relevant information that you believe is necessary to obtain a full understanding of your involvement with MSV and its equity partners.

In response to the above comment, we generally refer the Staff to Appendix A, which addresses the capital structure of MSV, and Appendix B, which sets out a chronological history of our investment in MSV.

In response to the Staff's comment about accounting literature, we note that we relied upon the guidance of EITF No 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights". As we discussed in our December 2002 and 2003 Annual Reports on Form10-K, on June 29, 2000, Motient formed a joint venture subsidiary, Mobile Satellite Ventures LP (formerly known as Mobile Satellite Ventures LLC), in which it owned, until November 26, 2001, 80% of the membership interests. The other 20% interest in MSV was purchased by three investors unrelated to Motient. The minority investors had participating rights which provided for their participation in certain business decisions that were made in the normal course of business; therefore, in accordance with EITF No 96-16, Motient's investment in MSV has been recorded pursuant to the equity method of accounting.

Larry Spirgel                                                        May 4, 2005
                                                                          Page 4


As of May 4, 2005, Motient does not possess a majority voting or board of directors interest in either MSV LP, or its general partner, MSV GP, and does not control the operations or assets MSV.

3. Your disclosure on page F-10 indicates that the fair value of your equity investment in MSV, after considering the investment in November 2004, was determined by the carrying amount of your investment in MSV, adjusted for the change in ownership upon conversion of the notes. Please tell us how you accounted for the additional investment in November 2004 and your basis for conclusion.

In response to the Staff's comment, Motient recorded the $125,000,000 cash investment in November 2004 at cost after consideration of the factors outlined below. We would direct the Staff's attention to Appendix C, which sets forth ownership of MSV, not on a fully-diluted basis (as is set forth on Appendix A), but on an issued and outstanding basis, which is the basis for our accounting of this matter.

By way of background, Motient holds an equity interest in MSV that is accounted for under the equity method of accounting, in accordance with Accounting Principles Board Opinion No. 18, "the Equity Method of Accounting for Investments in Common Stock".

On November 12, 2004, Motient acquired approximately 5.4 million MSV limited partnership units, and a corresponding number of shares in MSV's general partner, MSV GP. These units consist of 4.2 million units purchased for $125 million in cash and 1.2 million units received in exchange for the cancellation of our $15 million principal note (and all accrued interest thereon) issued by MSV and the conversion of $3.5 million of convertible notes issued by MSV (including the cancellation of the accrued interest on such convertible notes). In connection with our investment, the other limited partners of MSV exchanged their outstanding notes (but not generally the accrued interest thereon), and one limited partner contributed an additional $20 million of cash, for limited partnership units and a corresponding number of MSV GP shares.

As a result of the November 12, 2004 investment into MSV, there was a "shift in equity," which is not directly covered by Accounting Principles Board Opinion No. 18. Accordingly, Motient, under the guidance of SAB Topic 5(H), which addresses transactions in which the investee issues common stock in exchange for cash or non-cash assets, recorded the change of interest gains and losses either in income, or directly to equity (paid-in-capital). In this case the investee, MSV LP, issued limited partnership units both for cash as well as conversion of debt (MSV GP issued shares in proportion to the MSV LP units issued for no consideration, as it is contractually required to do). Motient recognized a change of interest gain as a debit directly to paid-in-capital, and a change of interest loss as a credit directly to paid-in-capital (resulting in a net change-of-interest gain), since MSV is considered a start-up-operation. It is management's opinion that the net change of interest gain is realizable. Please see the calculations below for further detail.

Larry Spirgel                                                        May 4, 2005
                                                                          Page 5


                    Shift in Equity Calculation
                    ---------------------------

1) Company Ownership Prior to Shift in Equity                  46.47%

2) Company Ownership after Shift in Equity                     30.06%

3) Carrying amount of the Company's Investment                10,385

4) The Company's share of MSV's Net Equity                   (35,074)
                                                               46.47%
                                                              ------
                                                         $   (16,299)

5) MSV's equity - post conversions                            92,482
                                                               30.06%
                                                              ------
                                                         $    27,800

6) Increase in carrying value                            $    17,415

7) Decrease in Ownership Interest
     Before                                                    46.47%
     After                                                     30.06%
                                                              ------
     Decrease                                                  35.31%

8) Unamortized excess cost                                   (26,684)
   Portion effectively sold                                    35.31%
                                                              ------
   Write-off of excess cost                                   (9,422)

9) SAB 51 Pick up                                        $     7,993

Motient would also like to bring to the Staff's attention the typographical error in the footnote disclosure in paragraph 2 on page F-7. Please be aware that our December 31, 2004 Balance Sheet and December 31, 2004 Statement of Operations report the Shift in Equity Calculation as listed above, it is merely the footnote that is incorrect. The change in interest recorded directly to shareholder's equity is a $8.0 million gain, rather than a $3.1 million loss. As this change in interest is recorded directly to the balance sheet, did not appear on the income statement, and as our financial statements are correct as reported, and moreover has no impact on Motient's cash flow or core operating business, we believe that this typographical error is not material, and accordingly we believe that we do not believe that we must amend our 10-K. We will, of course, correct this minor error in all subsequent filings.

Larry Spirgel                                                        May 4, 2005
                                                                          Page 6


4. We note that as of December 31, 2004, you employ the equity method of accounting for your investments in MSV. Please tell us how you considered the 2005 investments in TSV, Inc., TSV II, Inc., Spectrum Space Equity Investors IV, Inc. and Columbia Space Partners, Inc., in determining the method of accounting of your investments in MSV going forward. Tell us whether you intend to consolidate the results of MSV, and your basis for the conclusion.


In response to the Staff's comment, Motient does not intend to consolidate the results of MSV subsequent to the 2005 investment, as Motient is entitled to designate only 5 of MSV GP's 13 directors, and does not otherwise control a majority interest in either MSV LP or MSV GP. We refer the Staff to Appendix A, which shows Motient's ownership of MSV after the 2005 investments into Telcom, Spectrum and Columbia. We also note for the staff that, with respect to Telcom Satellite Ventures, Inc. and Telcom Satellite Ventures II, Inc., the acquisition of such entities occurred by way of a merger in which a wholly owned subsidiary of Motient Corporation was the surviving entity. Accordingly, Motient now holds the MSV LP and MSV GP units/shares formerly held by such entities directly through a wholly-owned subsidiary. With respect to the Columbia and Spectrum entities, we note that Motient purchased shares in such entities. These entities are single-purpose entities that have no assets or liabilities other than their interests in MSV LP and MSV GP. Accordingly, for the purposes of expressing our ownership in MSV, and for the purposes of accounting for these transactions, we look-through these entities, and simply account for the transactions as if we had acquired the number of MSV LP and MSV GP units/shares represented by the product of (i) our percentage ownership of such entity and (ii) the number of MSV LP and MSV GP shares such entity owns. By way of example, if a Columbia entity owned 100 MSV LP units and Motient owned 40% of such entity, Motient would account for the transaction as if it had simply purchased 40 (or 100 x 0.4) MSV LP units. The Columbia and Spectrum entities are governed by stockholder's agreements that effectively cause the economic and voting rights of such entities to flow through to Motient on a pro-rata basis. In other words, if Motient owned 40% of the outstanding shares of a Columbia entity, Motient would have the right to direct the voting of 40% of the MSV shares/units owned by such entity. Accordingly, Motient treated these acquisitions of MSV interests as it would treat any other acquisition of an asset in exchange for stock, by debiting the asset account (in this case its investment in MSV) and crediting our common stock account and additional paid-in-capital account. The net result was a simple increase in Motient's ownership in MSV, but not at a level sufficient to result in Motient's control over MSV LP or MSV GP.


We note that the discussion of the rights and obligations of Motient with respect to MSV described in our response to the Staff's first comment above is still applicable, after the acquisition of these additional MSV LP and MSV GP units. Given those factors, and given the facts set forth above regarding our investment in MSV made indirectly through Telcom, Columbia and Spectrum, Motient will continue to account for its investment in MSV pursuant to the equity method.


In addition, the Company hereby agrees and acknowledges:

Larry Spirgel                                                        May 4, 2005
                                                                          Page 7



o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (847) 478-4367 should you have any questions.



                                   Very truly yours,

                                   /s/ Robert Macklin

                                   Robert Macklin, General Counsel and Secretary

Larry Spirgel                                                        May 4, 2005
                                                                          Page 8


        cc:    Daniel Zimmerman (SEC Staff)
               Christine Bashaw (SEC Staff)
               Ivette Leon (SEC Staff)
               Christopher W. Downie (Motient Corporation)
               Myrna J. Newman (Motient Corporation)
               Mark Young (Andrews Kurth LLP)
               Ted Gilman (Andrews Kurth LLP)
               Jeffrey D. Zudek (Friedman LLP)
               C. Christopher Smith (Friedman LLP)

                                   APPENDIX A

                     MSV OWNERSHIP (REPORTED AS INDICATED)

                             Fully Diluted Ownership * Y/E 2004               Fully Diluted Ownership * Y/E 2003,
                           and After Closing of 11/12/04 Transaction            May and August 2003 Investments
                                                                                  and April 2004 Investments

                                      MSV LP                 MSV GP                  MSV LP                 MSV GP
Entity                            Units          %       Shares       %          Units         %        Shares       %
-----------------------------------------------------------------------------------------------------------------------
Motient                       13,424,235.17    38.6%    1,342.43    38.6%     8,536,291.94    29.5%     853.63    29.5%

MSV Investors, L.L.C.          7,929,598.00    22.8%      792.96    22.8%     7,929,598.61    27.4%     792.96    27.4%

TMI Communications             7,586,296.24    21.8%      758.63    21.8%     6,636,481.51    22.9%     663.65    22.9%

Telcom Satellite Ventures      2,296,834.64     6.6%      229.68     6.6%     3,692,933.57    12.8%     369.29    12.8%

Columbia Capital               2,728,389.84     7.8%      272.84     7.8%     1,332,295.62     4.6%     133.23     4.6%

Spectrum Equity                  815,219.00     2.3%       81.52     2.3%       815,222.42     2.8%      81.52     2.8%

Dean & Company                     6,250.00     0.0%           -     0.0%         6,250.00     0.0%          -     0.0%
                              -------------   -----     --------   -----     -------------   -----    --------   ------
Total                         34,786,822.89   100.0%    3,478.07   100.0%    28,949,073.67   100.0%   2,894.28   100.0%
                              =============   =====     ========   =====     =============   =====    ========   =====

                               Fully Diluted Ownership * Y/E 2002

                                      MSV LP                 MSV GP
Entity                            Units          %       Shares       %
-------------------------------------------------------------------------
Motient                        8,387,804.87    25.5%     838.78     25.5%

MSV Investors, L.L.C.          7,756,097.42    23.6%     775.61     23.6%

TMI Communications             6,636,481.51    20.2%     663.65     20.2%

Telcom Satellite Ventures      3,641,463.36    11.1%     364.15     11.1%

Columbia Capital               3,251,219.46     9.9%     325.12      9.9%

Spectrum Equity                3,251,219.46     9.9%     325.12      9.9%

Dean & Company                     6,250.00     0.0%          -      0.0%
                              -------------   -----     --------   -----
Total                         32,930,536.09   100.0%   3,292.43    100.0%
                              =============   =====    ========    =====



Note:
* Fully Diluted assumes conversion of all convertible debt and investment of all amounts permitted under the Investment Agreement. Does not include employee options that had not been exercised.
* Ownership increase by Motient at 11/12/04 occurred due to Motient investment into MSV.
* Ownership increase by Motient between Y/E 2002 and Y/E 2003 occurred because other investors did not fully participate in their potential investments possible under the investment agreement.

                                   APPENDIX B

MSV Event Chronology
--------------------

------------------------------------------------------------------------------------------
Date of Event                   Description of Event             Motient LP Ownership
------------------------------------------------------------------------------------------
June 29, 2000                   We formed a joint venture        80%
                                subsidiary, MSV, with certain
                                other parties, in which we
                                owned 80% of the membership
                                interests.  Through November
                                2001, MSV used our satellite
                                network to conduct research
                                and development activities.
                                The remaining 20% interests in
                                MSV were owned by three
                                investors unrelated to
                                Motient. However, the minority
                                investors had the right to
                                participate in certain
                                business decisions that were
                                made in the normal course of
                                MSV's business. Therefore, in
                                accordance with Emerging
                                Issues Task Force Issue No
                                96-16, "Investor's Accounting
                                for an Investee When the
                                Investor Has a Majority of the
                                Voting Interest but the
                                Minority Shareholder or
                                Shareholders Have Certain
                                Approval or Veto Rights", our
                                investment in MSV has been
                                recorded for all periods
                                presented in the consolidated
                                financial statements included
                                in this annual report pursuant
                                to the equity method of
                                accounting.
------------------------------------------------------------------------------------------
November 26, 2001               Motient sold the assets          25.5%
                                comprising its satellite
                                communications business to
                                MSV. In this transaction, TMI
                                Communications and Company
                                Limited Partnership, or TMI, a
                                Canadian satellite services
                                provider, also contributed its
                                satellite communications
                                business assets to MSV. In
                                addition, Motient purchased a
                                $2.5 million convertible note
                                issued by MSV as part of this
                                transaction, and certain other
                                investors, including a
                                subsidiary of Rare Medium,
                                purchased a total of $52.5
                                million of MSV convertible
                                notes.
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
August 12, 2002                 In July 2002, MSV commenced a    25.5%
                                rights offering seeking total
                                funding in the amount of $3.0
                                million.  We purchased an
                                additional $957,000 of MSV
                                convertible notes.
------------------------------------------------------------------------------------------
December 31, 2002               Balance Sheet Date               25.5%
------------------------------------------------------------------------------------------
February 2003                   MSV's application with the       N/a
                                Federal Communications
                                Commission, or FCC, with
                                respect to MSV's plans for a
                                new generation satellite
                                system utilizing ancillary
                                terrestrial components, or
                                ATCs, was approved by the FCC.
------------------------------------------------------------------------------------------
August 21, 2003,                Two investors in MSV             29.5% (on a fully
                                (excluding Motient) invested     diluted basis, assuming
                                an additional $3.7 million in    certain other investors
                                MSV in exchange for Class A      fully exercise their
                                preferred units of limited       option to make the
                                partnership interests in MSV.    $17.6 million
                                MSV used the proceeds from       additional investment
                                this investment to repay other   in MSV as a result of
                                indebtedness that is senior in   the FCC ATC approval
                                its right of repayment to        process)
                                Motient's promissory note.
                                Under the terms of the
                                amended and restated
                                investment agreement, these
                                investors also had the
                                option of investing an
                                additional $17.6 million in
                                MSV by December 31, 2003;
                                however, if, prior to this
                                time, the FCC had not issued
                                a decision addressing MSV's
                                petition for reconsideration
                                with respect to the ATC
                                order, the option will be
                                automatically extended to
                                March 31, 2004. Motient did
                                not participate in this
                                financing, but it had no
                                right or obligation to
                                pursuant to the Investment
                                Agreement governing these
                                investments. Certain other
                                investors did have such
                                rights and obligations, but
                                chose not to fully fund
                                their potential investment.
                                Accordingly, Motient's
                                percentage ownership of MSV
                                increased at that time.
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
November 18, 2003               MSV filed an application with    N/a
                                the FCC to expand the use of
                                its L-band spectrum and
                                construct its next-generation
                                hybrid network with ATC.
------------------------------------------------------------------------------------------
December 31, 2003               Balance Sheet Date               29.5%(on a fully
                                                                 diluted basis, assuming
                                                                 certain other investors
                                                                 fully exercise their
                                                                 option to make the
                                                                 $17.6 million
                                                                 additional investment
                                                                 in MSV as a result of
                                                                 the FCC ATC approval
                                                                 process)
------------------------------------------------------------------------------------------
January 2004                    Certain terrestrial wireless     N/a
                                providers petitioned the U.S.
                                Court of Appeals for the
                                District of Columbia to review
                                the FCC's decision to grant
                                ATC to satellite service
                                providers.
------------------------------------------------------------------------------------------
April 2, 2004                   Two existing investors in MSV    29.5%
                                invested $17.6 million in MSV
                                in exchange for class A
                                preferred units of limited
                                partnership interests of MSV.
------------------------------------------------------------------------------------------
May 17, 2004                    On May 17, 2004, MSV was         N/a
                                awarded its first patent on a
                                next generation satellite
                                system technology containing
                                an ancillary terrestrial
                                component (ATC) innovation.
------------------------------------------------------------------------------------------
November 12, 2004               We acquired approximately 5.4    38.6%
                                million MSV limited
                                partnership units, and a
                                corresponding number of shares
                                in MSV's general partner,
                                Mobile Satellite Ventures GP
                                Inc. ("MSV GP"). These units
                                consist of 4.2 million units
                                purchased for $125 million in
                                cash and 1.2 million units
                                received for the cancellation
                                of our $15 million principal
                                note (and all accrued interest
                                thereon) issued by MSV and the
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                conversion of  $3.5 million of
                                convertible notes issued by
                                MSV (including the
                                cancellation of the accrued
                                interest on such convertible
                                notes.)  In connection
                                with our investment, the other
                                limited partners of MSV
                                exchanged their outstanding
                                notes (but not generally the
                                accrued interest thereon), and
                                one limited partner
                                contributed an additional $20
                                million of cash, for limited
                                partnership units and a
                                corresponding number of MSV GP
                                shares.
------------------------------------------------------------------------------------------
December 31, 2004               Balance Sheet Date               38.6%
------------------------------------------------------------------------------------------
February 9, 2005                Motient entered into a merger    49% on direct and
                                agreement with Telcom            indirect basis
                                Satellite Ventures Inc. and
                                Telcom Satellite Ventures II
                                Inc. and simultaneously
                                consummated the transactions
                                contemplated thereby, pursuant
                                to which Telcom merged with
                                and into MVH Holdings Inc., a
                                direct and wholly-owned
                                subsidiary of Motient, in a
                                tax free reorganization in
                                which MVH is the surviving
                                company.  In exchange for
                                2,296,835 MSV limited
                                partnership units held by the
                                Telcom entities, Motient
                                issued to Telcom's
                                stockholders 8,187,804 shares
                                of its common stock.

                                Concurrently with this merger,
                                Motient (through MVH) also
                                purchased 373.7 shares of common
                                stock of Spectrum Space Equity
                                Investors IV, Inc. and two other
                                related entities, representing
                                approximately 66.3% of the
                                outstanding common stock of each
                                of such entities, and 221.2
                                shares of common stock of
                                Columbia Space Partners, Inc.
                                and two other related entities,
                                representing approximately 27.8%
                                of the outstanding common stock
                                of such entities. In total,
                                Motient issued to the Spectrum
                                entities and Columbia entities a
                                total of 4,516,978 shares of
                                Motient common stock in a
                                private placement in exchange
                                for indirect ownership through
                                the Spectrum and Columbia
                                entities of 1,267,098 MSV units.
------------------------------------------------------------------------------------------

                           APPENDIX C

              MSV ISSUED AND OUTSTANDING OWNERSHIP

------------------------------------------------------------------------------------------------------------------------------------
                MSV Ownership as of November 11, 2004 -                             MSV Ownership as of November 12, 2004 -
                       Prior to Conversion of Notes                                Prior to Motient $125,000,000 Investment

Entity                                                              Entity
------                                                              ------
Motient Ventures Holding*                   8,000,000.00  46.47%    Motient Ventures Holding                    8,415,963.16  27.56%
Motient Corporation                                    -            Motient Corporation                           156,373.78   0.51%
Motient Services, Inc.                                 -            Motient Services, Inc.                        607,417.37   1.99%
MSV Investors, L.L.C                                   -            MSV Investors, L.L.C                        7,929,598.61  25.96%
TMI Communications Delaware, LP             6,636,481.51  38.55%    TMI Communications Delaware, LP             7,329,790.81  24.00%
TMI Communications & Company, LP                       -            TMI Communications & Company, LP              256,505.43   0.84%
Telcom Satellite Ventures, Inc.               720,000.00   4.18%    Telcom Satellite Ventures, Inc.               734,123.39   2.40%
Telcom Satellite Ventures II, Inc.            418,829.29   2.43%    Telcom Satellite Ventures II, Inc.          1,562,712.54   5.12%
Columbia Space (QP), Inc.                     428,673.13   2.49%    Columbia Space (QP), Inc.                   1,383,795.96   4.53%
Columbia Space (AI), Inc.                      23,681.12   0.14%    Columbia Space (AI), Inc.                      76,444.83   0.25%
Columbia Space Partners, Inc.                 342,767.71   1.99%    Columbia Space Partners, Inc.               1,105,484.18   3.62%
Columbia Space (QP) II, Inc.                           -            Columbia Space (QP) II, Inc.                   87,369.62   0.29%
Columbia Space (AI) II, Inc.                           -            Columbia Space (AI) II, Inc.                    4,826.56   0.02%
Columbia Space Partners II, Inc.                       -            Columbia Space Partners II, Inc.               70,472.11   0.23%
Spectrum Space Equity Investors IV, Inc.      628,800.00   3.65%    Spectrum Space Equity Investors IV, Inc.      641,134.43   2.10%
Spectrum Space IV Parallel, Inc.                3,712.00   0.02%    Spectrum Space IV Parallel, Inc.                3,784.81   0.01%
Spectrum Space IV Managers, Inc.                7,488.00   0.04%    Spectrum Space IV Managers, Inc.                7,634.88   0.02%
Spectrum Space Equity Investors IV-II, Inc.            -            Spectrum Space Equity Investors IV-II, Inc.   159,821.59   0.52%
Spectrum Space IV Parallel II, Inc.                    -            Spectrum Space IV Parallel II, Inc.               943.48   0.00%
Spectrum Space IV Managers II, Inc.                    -            Spectrum Space IV Managers II, Inc.             1,903.22   0.01%
Dean & Company                                  6,250.00   0.04%    Dean & Company                                  6,250.00   0.02%
--------------                             -------------   -----    --------------                             -------------   -----

Total                                      17,216,682.76    100%    Total                                      30,542,350.77    100%
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

* Motient consolidated all of their units under Motient Ventures Holding upon conversion of notes.